UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

19 Vestry Street,
New York, NY  10013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]  Form 40-F [    ]

Attached as Exhibit 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K is our Condensed Interim Consolidated Financial Statements for the six months ended March 31, 2025 and 2024 (the "Interim Financials"), and our Management's Discussion and Analysis for the Second Quarter Ended March 31, 2025 (the "Interim MD&A"), respectively. The information in the Interim Financials and Interim MD&A on Form 6-K and the exhibits hereto are incorporated by reference into our registration statement on Form F-3 (File No. 333-284694), originally filed on February 5, 2025, and the prospectus thereto filed on February 14, 2025.

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the six months ended March 31, 2025 and 2024

99.2	Management's Discussion and Analysis for the Second Quarter Ended March 31, 2025

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
__________________________
Ryan Cheung
Chief Financial Officer

Date:  August 8, 2025